Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: May 2, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

From: David Field

Sent: Tuesday, May 2, 2017 10:01 AM

To: ENTERCOM TEAM

Subject: Another Outstanding Addition to the Entercom Team (HOLD)

I am very pleased to report that Mike Dee will be joining the company in a newly created position as President of Entercom Sports. Mike is an outstanding sports executive who over the course of his career has served as the President and CEO of the San Diego Padres, CEO of the Miami Dolphins and COO of the Boston Red Sox. He is a terrific leader with a particular talent for driving revenues as an entrepreneurial dealmaker and a creative sales and marketing professional.

Today’s news is the latest in what will be a series of exciting announcements that we will be making as we continue to build the company in anticipation of our merger with CBS Radio. Mike will enable us to raise our game in a really big way as we build on our nationwide sports platform. His addition won’t affect the operations of our local sports stations which will continue to function as they always have delivering outstanding content to their listeners and excellent results to their clients. However, with an expanded lineup of top sports stations and personalities across the country and as home to over 45 of the nation’s pro sports teams, we will have the scale to compete much more effectively against other media by developing compelling national marketing programs for the country’s largest advertisers. We will also have the scale to consider other entrepreneurial opportunities to expand and grow our business beyond our traditional revenue streams. Nobody is more qualified to lead us forward in these pursuits than Mike. I have attached a copy of the press release announcing his addition to the Entercom team.

This marks the second new addition to the senior leadership team this month. As previously announced, with Steve Fisher stepping down after over 18 years of outstanding leadership, we were fortunate to attract Rich Schmaeling to the expanding company as our new CFO. Rich has a terrific track record as the CFO of Lin Broadcasting and the VP-Finance of Dow Jones, among a number of other experiences, and is held in the highest esteem by the investment community.

As I have stated since we first announced the merger, our senior leadership team going forward will be composed of a significant number of both Entercom and CBS Radio leaders, plus some outstanding new leaders who will bring different perspectives and diverse capabilities to our growing company. We have now announced two additions to the leadership team from outside our industry, but the bulk of the management team will be filled by the many highly talented leaders who are currently at CBS Radio and Entercom.

Rest assured that we are working diligently and thoughtfully through the merger process to ensure that we position Entercom for optimal success in the years ahead. Please continue to be patient, knowing that these mergers just take time. We will continue to provide additional updates and information as quickly as possible. If you have any specific questions about the merger, please refer them to your manager and they in turn will elevate them to Weezie Kramer or Michael Doyle who will provide additional information if we have it available.

I encourage everyone to stay focused on the job at hand knowing that we are on the verge of creating an incredibly exciting new company that will provide great opportunities for the Entercom team for many years to come.

Thanks for all you do.

David

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed combination with CBS Radio (as defined below); risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information has been and will be filed with the SEC

Entercom has filed with the SEC a registration statement on Form S-4, which will constitute a prospectus of Entercom, and a proxy statement relating to the special meeting of Entercom shareholders (together, the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio has filed with the SEC a registration statement on Form S-1 and Form S-4 that will constitute a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, and their Proxy Statements on Schedule 14A, filed on March 17, 2017 and April 7, 2017, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.